FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information

                               8 January 2007


                First oil from Buzzard field in UK North Sea


Oil production from the Buzzard field in the UK North Sea began on Sunday 7th January 2007, BG Group and its co-venturers announced today.

Buzzard is one of the largest field developments in the UK North Sea in more than a decade. With estimated recoverable reserves of over 500 million barrels of oil equivalent (mmboe) it has the potential to deliver approximately 10% of the UK's annual forecast oil demand at peak rates.

The field is operated by Nexen Petroleum U.K. Limited and is located 100 kilometres northeast of Aberdeen in the Outer Moray Firth, Central North Sea. BG Group holds a 21.73% interest in the field which has cost a total of GBP1.5 billion to develop. Peak production - expected this year - is forecast to be around 200,000 barrels of oil per day and 60 million standard cubic feet of gas per day.

Mark Carne, BG Executive Vice President for Europe and Central Asia said:

"I am delighted to announce the delivery of first oil from the Buzzard field only three years after development approval from the Government. BG drilled the discovery well in May 2001 and has been involved throughout the development of this major North Sea find.

"BG is a long-established investor and operator in the North Sea and we remain committed to investing the resources and expertise required to maximise production from the UK's natural resources."


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. In this press release we use the term "estimated recoverable reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also avail able at the internet website maintained by SEC at http://www.sec.gov


Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Discovered in 2001, Buzzard is located in 317 feet of water approximately 100 kilometres northeast of Aberdeen in the Outer Moray Firth. The field straddles two licences - P986 (Blocks 19/10 and 20/6) and P928 (Blocks 19/5a and 20/1s). The crude quality produced from Buzzard is 32 degree API and is exported through an 18 inch pipeline to the Forties Pipeline System. The oil produced will be processed at the BP Kinneil facility. Gas from Buzzard will be exported through a 10-inch pipeline on the UK Frigg pipeline to the St Fergus Gas Terminal.

Estimated recoverable reserves are in excess of 500mmboe from an estimated total of 1.2 billion barrels of oil in place

Buzzard is operated by Nexen Petroleum U.K. Ltd (43.21254%). The other Joint Venture partners are:

Petro-Canada UK Ltd (29.89122%), BG Group plc (21.73307%) and Edinburgh Oil & Gas Limited (5.16317%).

BG Group has interests in over 20 UKCS fields. It is active in 87 blocks in the UK North Sea, and is operator in 44 of them. BG Group operates the Armada, Maria and Seymour fields in the Central North Sea, the Blake and Atlantic fields in the Outer Moray Firth, and some of the Easington Catchment Area fields in the Southern North Sea (Neptune, Mercury, Minerva and Apollo).


Enquiries:

Communications                                              +44 (0) 118 929 2462

Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations           Chris Lloyd/Helen Parris/
                             Siobhan Andrews                +44 (0) 118 929 3025


Website: www.bg-group.com


                                    - ends -




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                BG Group plc


Date: 8 January, 2007                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary